Filed by Citigroup Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Grupo Financiero Banamex Accival S A De C V Commission File No. 082-03325 Date: May 17, 2001

In connection with the proposed transaction, Citigroup expects to file a registration statement on Form S-4 with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the registration statement (when available) and other documents filed by Citigroup with the SEC at the SEC's web site at <http://www.sec.gov>. Free copies of the registration statement (when available) and other documents filed by Citigroup with the SEC may also be obtained from Citigroup by directing a request to Citigroup Inc., 399 Park Avenue, New York NY 10043, Attention: Treasurer (212-559-1000).

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For immediate release
Citigroup Inc. (NYSE: C)
Banacci (BMV: BANACCI.O)
May 17, 2001

BANACCI TO INTEGRATE WITH CITIGROUP

Banacci Shareholders to be offered $6.25 Billion in Citigroup Shares and $6.25 Billion in Cash for a Total of $12.5 Billion

Transaction Expected to Be Accretive to Citigroup Earnings In First Year

Banacci and Citigroup's Mexican Operations to be Combined Under the Banamex brand

Together to Serve the Fast-Growing Hispanic Community Throughout North America

Banacci's Hernández and Harp will join Citigroup Board Citigroup's Rubin, Menezes and Rhodes to join Banacci and Banamex Boards

Mexico City, Mexico and New York, New York, May 17, 2001 — Grupo Financiero Banamex-Accival ("Banacci"), Mexico's top financial institution, and Citigroup, the preeminent global financial services company, announced today that they have reached an agreement through which Banacci, and all its direct and indirect subsidiaries, will integrate with Citigroup's global operations.

Banacci shareholders will receive $6.25 billion in cash and 126,877,791 Citigroup shares which, based on a closing price of $49.26 on May 11th, have a value of $6.25 billion - for a total transaction value of $12.5 billion.

The transaction grants equal treatment to all Banacci shareholders, and the tender offer is for 100% of Banacci shares. Shareholders representing at least 51% of Banaccis shares have agreed to tender their shares prior to the tender offer. Citigroup will apply to have its shares listed on the Mexican Stock Exchange. If approved, Citigroup will be the first international company to be so listed.

Under the terms of the transaction, Banacci and Citigroup's operations in Mexico will be integrated, and will conduct business under the "Banamex" brand name.

"Globalization is an undeniable reality, full of opportunities," said Roberto Hernández, Chairman of the Board of Banamex. "Our integration with Citigroup, the most important financial institution worldwide, assures that Mexico possesses a strong bank that will continue to compete effectively on the changing world stage, and that the Mexican companies and consumers can continue to be served by an exceptionally strong and competitive global bank."

"Mexico and the United States have become increasingly integrated in terms of the flow of goods, services and capital. This combination positions both Banacci and Citigroup to capitalize on this important trend, and thus is a natural next step for both of our companies," said Sanford I. Weill, Chairman and Chief Executive Officer of Citigroup. "Mexico is one of the most important markets in the world. As the premier financial institution in Mexico, with a tremendous brand and an excellent record of profitability and customer service, Banacci is the ideal partner for our company as we work to strengthen our presence in this country. We are extraordinarily impressed with Banamex's management, and look forward to creating with our new partners the strongest financial institution in Mexico, significantly enhancing our overall franchise. We will also work together to develop our position in the rapidly growing Hispanic market in other parts of North America."

The transaction, which has been unanimously approved by the Boards of Directors of both companies, is subject to a number of regulatory approvals and is expected to close in the fourth quarter.

Roberto Hernández, Chairman of Banamex, and Alfredo Harp, Chairman of Banacci, will maintain their current positions and join the Citigroup Board. Citigroup's management, including Robert Rubin, Victor Menezes and William Rhodes, will have representation on Banacci and Banamex's boards

A management team will be drawn from both organizations, headed by Manuel Medina Mora, CEO of Banacci, who, upon closing, will also become CEO of Banamex and who will report to Citigroup's Victor Menezes, head of Citigroup's Emerging Markets' business.

# # #

Citigroup (NYSE:C), the preeminent global financial services company, provides some 120 million consumers, corporations, governments and institutions in more than 100 countries with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, insurance, securities brokerage and asset management. Major brand names under Citigroup's trademark umbrella are Citibank, CitiFinancial, Primerica, Salomon Smith Barney, and Travelers. Additional information may be found at: www.citigroup.com.

Grupo Financiero Banamex-Accival is Mexico's leading financial group. Following a universal banking strategy, the Group offers a variety of financial services to companies and individuals, which include commercial and investment banking, insurance, and fund management. Banamex, founded in 1884, is Mexico's largest commercial bank in terms of equity and earnings. The Bank has an extensive distribution network of more than 1,300 branches and 3,000 ATM's located throughout the country.

Live Webcast Alert:

A webcast of an 8:30 a.m. (ET) investment community meeting to review the transaction will be available on the Citigroup website. To gain access to the webcast, which will be "listen-only," go to www.citigroup.com <http://www.citigroup.com>. Please log on to the website at approximately 8:00 a.m. A replay of the webcast will also be available at www.citigroup.com <http://www.citigroup.com>, as will a copy of the investment community presentation.

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On May 17, 2001, Citigroup and Grupo Financiero Banamex-Accivel ("Banacci") held a meeting for the investment community to discuss the integration of Banacci, and all of its direct and indirect subsidiaries, with Citigroup's global operations. A copy of the slides shown at the meeting and available on the webcast follows.

citigroup

Combination with

Grupo Financiero
Banamex-Accival

May 17, 2001

Citigroup to Combine with Banacci

- Leading financial institution in Mexico, a key emerging market
  - Highly profitable
  - $35.2 billion in assets; $24.1 billion in deposits
  - 1,349 branches
  - Leading deposit taking institution with low cost of funds
  - #2 in bancassurance and pension fund management
- Accelerates international expansion in key products
- Establishing a partnership with strong management team
- Extends reach into U.S. Hispanic community
- Immediately accretive to Citigroup earnings
  - $0.05 in 2002

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Compelling Fit with Citigroup's Strategic Priorities

- **Expanding in a high growth market**
  - Mexico is rapidly growing market, undergoing stabilization and reform with a stable/strengthening currency
  - Reducing volatility by forging closer ties to North America
  - Substantial opportunity to increase penetration of banking and insurance products
- **Well-established brand**
  - Customer loyalty across full range of financial products
  - Low cost deposit base
- **Management discipline**
  - Superior efficiency
  - Good controls
  - Well-capitalized
- **Leadership Positions in key products**
  - #1 in demand deposits
  - #1 commercial bank
  - #1 card issuer
  - #2 bancassurance company
  - #2 pension fund manager
- **Broad distribution**
  - 1,349 retail branches
  - 3,900 ATM's
  - 500,000 internet accounts
  - Over 50,000 corporate clients
  - 9 million card accounts
  - 120,000 mortgage customers

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Transaction Overview

Price:	$12.5 billion
Consideration Paid:	50% cash (in US$); 50% Citigroup stock
Shares Issued:	Fixed at 126.9 million (2.4% of total shares outstanding)
Accounting Treatment:	Purchase accounting
Premium to 5/11/01 Closing Price:	36%
Board Representation:	Roberto Hernández and Alfredo Harp will join Citigroup Board; Robert Rubin, William Rhodes and Victor Menezes to join Banacci and Banamex Boards
Approvals Needed:	Various regulatory approvals
Anticipated Closing:	September 30, 2001
Organization:	Integrate Citibank Mexico into Banacci/Banamex

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Grupo Financiero Banamex Accival "Banacci"

Leading financial services company in Mexico

Banamex — *100% owned*

- Founded in 1884
- Leadership positions in corporate and retail banking
- One of the most consistently profitable banks in Latin America

Seguros Banamex Aegon — *52% owned*

- Market leader in bancassurance
- Specializes in life, pensions and health products

Afore Banamex — *52% owned*

- Pension Fund Administration entity, created in Jan. 1997
- Market leader given its low commission costs and high yields attained

Acciones y Valores de México S.A. de C.V. Casa de Bolsa — *100% owned*

- Local investment banking/brokerage

California Commerce Bank — *100% owned*

- Established in 1980 to provide banking services to individuals and companies that perform business between the US and Mexico

2000 Net Income US$930MM [1]

California Commerce Bank 4%
Accival 3%
Afore Banamex-Aegon [2] 3%
Seguros Banamex [2] 1%
Banamex 89%

[1] Chart excludes net income of other subsidiaries, minority interest and other

[2] Represents only Banacci's 52% share

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Funding and Efficiency Advantage

Highly Competitive Funding Position

Banamex: Demand Deposits / Total Deposits
Ps.B
%
100
75
50
25
0
60
40
20
0
'97
'98
'99
'00
Demand Deposits
Demand Deposits/Total Deposits

Mexican Market: Demand Deposits / Total Deposits (%)
80
60
40
20
0
3
23
29
38
38
49
61

Strong Expense Discipline

Expenses/Revenues (%)
80
60
40
20
0
75
52
47
55
'97
'98
'99
'00

Delivering High Returns

Banacci ROE (%)
30
20
10
0
9.7
17.0
20.7
20.8
'97
'98
'99
'00

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Strong Balance Sheet

As of 12/31/00

Equity/Assets (%)

20
15
10
5
0
6.1
6.7
7.1
7.2
8.2
13.7
Citibank
Bital
BSCH
Banorte
Bancomer
Banamex

Tier-1 and 2 Capital Ratios (%)

20
15
10
5
11.3
11.5
11.8
11.8
13.2
14.4
15.4
Barclays
Bancomer
Santander
Deutsche Bank
HSBC
UBS
Banamex

Reserves/Past Due Loans (%)

120
100
80
60
103
106
Banacci
Banamex

Composition of Loan Portfolio (%)

Non-Performing 4%
Fobapros 16%
Commercial 36%
Government 22%
Mortgage 15%
Consumer 7%

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citigroup

Banacci – Leading Provider of Financial Products

Low penetration and strong market position support significant growth potential

Loans as a % of GDP

%
80
70
60
50
40
30
20
10
0
15
29
72
Mexico
Brazil
U.S.

Banamex Market Share % of Key Products

40
30
20
10
0
16
20
9
27
31
Pension funds
Bancassurance
Brokerage
Demand deposits
Loans

Broad Distribution

- 1,350 branches in Mexico, 70 branches in Argentina and 2 branches in California
- 3,000 private banking & 37,000 high net worth customers

Bansud

Banamex

California Commerce Bank

Deposits

- 27% market share with 5 million deposit accounts
- low cost deposit base
- increased 10% year-over-year in 1Q01[1]

Loans

- increased total performing loans 30% year-over-year in 1Q01[1]

[1] *Based on Mexican peso in constant terms*

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Strengthens Position in Pension Fund Management

Afore Banamex-Aegon

- Mexican Pension Fund system
  - Largest in Latin America in terms of number of affiliates (customers)
  - Most flexible regulatory framework
  - AUMs expected to grow at a CAGR of 19% through 2005 driven primarily by growth in affiliate population [1]
- 2nd largest pension fund administrator in Mexico with:
  - AUMs of Ps. 28.7B (15.9% share) [2]
  - Registered affiliates of 2.4 million (12.8% share) [2]
- Adds to Citigroup's existing pension fund business, Garante (9.1% share of AUM's) [2][3]

Afore Banamex-Aegon			
Ps. MM	1999	2000	1Q01
Commission Income	1,171	1,306	434
Total Revenue	1,426	1,478	466
Net Income	559	550	200
AUMs ($B)	18.2	26.3	28.7
Affiliates (MM)	1.9	2.3	2.4

[1] Estimated by Salomon Smith Barney 12/00
[2] As of April, 2001
[3] Subject to regulatory approval

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Accelerating International Insurance Expansion

The Mexican Insurance Market

Premiums as % of 1999 GDP
10%
5%
0%
US
Mexico

Source: CNSF, June 2000

Premium Mix, June 2000
Health 10%
Fire 6%
Auto 26%
Liability 2%
Other 5%
Transporation 4%
Life 47%

SEGUROS Banamex AEGON

- 2000 ROE of 57%
- Ps. 2,456 (US$285MM) direct written premiums in full year 2000

Seguros Banamex Aegon Insurance Business Line	Direct Written Premiums (Ps. MM)	Market Position	Market Share
Annuities	644.4	4	11.9%
Life	475.0	6	2.5%
P&C	545.4	13	1.3%
Health	22.8	20	0.5%

As of June 2000

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Expanding Cards Market

Increasing Penetration of Cards

% of Expenditure Paid by Cards by Country

30%
20%
10%
0%
3%
12%
25%
Mexico
Brazil
USA

Source: Visa International

Fastest growing market in Latin America, #2 globally

2000 – 2005E CAGR for Receivables

India
Mexico
Taiwan
37%
32%
25%
0%
10%
20%
30%
40%

Source: Morgan Stanley Dean Witter Research

Mexican Market Share, 1998 by Credit Cards Outstanding

35%
30%
25%
20%
15%
10%
5%
0%
33%
28%
13%
9%
5%
4%
3%
2%
2%
1%
Banamex/Citi
Bancomer
Serfin
AMEX
Inverlat
Internacional
Mercantil
Other
Bilbao
Santander

Source: Faulkner & Gray, Lafferty International

Banacci Leading bankcard position since 1968

Market Share
%
50
40
30
20
10
0
37
38
47
Sales
Receivables
Merchant Acquiring

Source: Company Reports

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citigroup

Conclusion

- Combining with the leading financial services company in Mexico, a high growth and very attractive market
- Partnering with strong local management
- Extends reach in banking, insurance, wealth management and cards
- Financially attractive
  - Approximately $0.05 per share accretion in 2002
- Further diversifies earnings mix
  - Increasing contribution from Emerging Markets to over 25% of Citigroup's core income

12 citigroup

- Statements made today may include forward-looking information subject to risks, uncertainties and other factors that could materially affect actual results.
- For further information please see Citigroup's reports filed with the SEC pursuant to the Securities Exchange Act of 1934 which are available at the SEC's website (www.sec.gov).

13 citigroup